UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT
Integrys Energy Group, Inc.
(Exact Name of Registrant as Specified in Charter)

Wisconsin	1-11337	39-1775292
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

200 East Randolph Street, Chicago, Illinois		60601-6207
(Address of Principal Executive Offices)		(Zip Code)

(312) 228-5400 (Contact Number)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibits

Conflict Minerals Disclosure
Integrys Energy Group, Inc. (the “Company”) performed a reasonable country of origin inquiry with respect to its Integrys Transportation Fuels, LLC (“ITF”) subsidiary’s products as part of its new procedure for bid events or contract awards, whereby direct suppliers must answer mandatory questions about whether conflict minerals are present in material orders for ITF. Our bid event asks whether materials or component parts that become part of our products contain necessary cassiterite, columbite-tantalite, wolframite, gold, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“conflict minerals”). Based on the response to the mandatory bid event questions, additional questions around the origin of the conflict minerals were asked. Further information regarding the Company’s reasonable country of origin inquiry is included in the Company’s Conflict Minerals Report, which is attached to this specialized disclosure report on Form SD as Exhibit 1.01.
During its reasonable country of origin inquiry, the Company determined that some of the conflict minerals in its ITF products may have been sourced from the Democratic Republic of the Congo or an adjoining country. As such, the Company proceeded to exercise due diligence in accordance, in all material respects, with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas framework on the source and chain of custody of the conflict minerals in ITF’s products as appropriate. The Conflict Minerals Report includes a discussion of the due diligence procedures and the disclosures required by the SEC.
The above information and the Conflict Minerals Report are publicly available on the Integrys website at http://ir.integrysgroup.com/docs.aspx?iid=4057067.

Section 2 - Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INTEGRYS ENERGY GROUP, INC. By: /s/ Mark A. Radtke Name: Mark A. Radtke Title: Exec VP Shared Services & Chief Strategy Officer	5/27/15 (Date)

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